NO ACT

PE
1-22-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

09004184

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 18 2009
Washington, DC 20549

February 18, 2009

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-18-09

Re: Verizon Communications Inc.

Dear Ms. Weber:

This is in regard to letters we received from you on January 22, 2009 and February 17, 2009 concerning the shareholder proposals submitted by the AFL-CIO Reserve Fund and the Sisters of St. Francis of Philadelphia; Catholic Health East; the Benedictine Sisters of Mount St. Scholastica; the Benedictine Sisters of Monasterio Pan de Vida, Torreon, Mexico; Miller Howard Investments, Inc.; the Domestic and Foreign Missionary Society of the Episcopal Church; the Bon Secours Health System, Inc.; the Mercy Investment Program; the Sisters of Mercy Regional Community of Detroit Charitable Trust; the Ursuline Sisters of Tildonk, U.S. Province; St. Scholastica Monastery; and Friends Fiduciary Corporation for inclusion in Verizon's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposals, and that Verizon therefore withdraws its December 29, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
MAR 6 2009
THOMSON REUTERS

Sincerely,

Michael J. Reedich
Special Counsel

cc: Sisters of St. Francis of Philadelphia and co-proponents
c/o Tom McCaney
Associate Director, Corporate and Social Responsibility
Office of Corporate Social Responsibility
609 South Convent Road
Aston, PA 19014-1207

Sister Kathleen Coll
Administrator, Shareholder Advocacy
Catholic Health East
System Office
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073-2304

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009

Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

February 17, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. Supplement to Letter Dated December 29, 2008 Relating to Shareholder Proposal of The Sisters of St. Francis of Philadelphia and multiple co-sponsors

Ladies and Gentlemen:

I refer to my letter dated December 29, 2008, as supplemented by letter dated January 22, 2009, pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (the "Proposal") submitted by the Sisters of St. Francis of Philadelphia and multiple co-sponsors (herein referred to as the "ICCR Proponents ") may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2009 annual meeting of shareholders.

Attached hereto as Exhibit A is a letter dated February 11, 2009, from Tom McCaney of the Sisters of St. Francis Philadelphia, who is authorized to act on behalf of the ICCR Proponents, stating that the ICCR Proponents have withdrawn the Proposal. Accordingly, Verizon hereby withdraws it request for no action relief relating to the Proposal.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Mr. Daniel Pedrotty
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth St. N.W.
Washington, D.C. 20006

Mr. Tom McCaney
Associate Director, Corporate Social Responsibilty
Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014

Sister Kathleen Coll, SSJ
Aministrator, Shareholder Advocacy
Catholic Health East
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073

Ms. Rose Marie Stallbaumer OSB
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 South 8th St.
Atchison,KS 66002

Ms. Rose Marie Stallbaumer OSB
Treasurer
Benedictine Sisters of Monasterio Pan de Vida, Torreon, Mexico
Apdo. Postal 105-3
Torreon, Coahuila, C.P. 27000
Mexico

Ms. Luan Steinhilber
Director of Social Research
Miller/Howard Investments Inc.
P.O. Box 549
324 Upper Byrdcliffe Rd.
Woodstock, NY 12498

Mr. Harry Van Buren
Staff Consultant, Social Responsibility in Investments Program
The Episcopal Church
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

Mr. Edward Gerardo
Director, Community and Social Investments
Bon Secours Health System, Inc.
1505 Marriottsville Road
Marriottsville, MD 21104

Ms. Valerie Heinonen, osu
Consultant, Corporate Social Responsibility
Mercy Investment Program
Sisters of Mercy Regional Community of Detroit Charitable Trust
Ursuline Sisters of Tildonk, U.S. Province
205 Avenue C, #10E
New York, NY 10009

Sister Cabrini Schmitz, President
St. Scholastic Monastery
1301 South Albert Pike
P.O. Box 3489
Fort Smith, AR 72913

Ms. Connie Brookes
Executive Director
Friends Fiduciary Corporation
1515 Cherry St.
Philadelphia, PA 19102

EXHIBIT "A"

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

February 11, 2009

Mary Louise Weber
Assistant General Counsel
Verizon Communications, Inc.
One Verizon Way, Rm. VC54S440
Basking Ridge, NJ 07920

Dear Ms. Weber:

On behalf of the members of the Interfaith Center on Corporate Responsibility who participated in the dialogue with representatives of Verizon on February 9, 2009, thank you for the constructive conversation that occurred that afternoon; your willingness to develop, and let us review, a public statement regarding health care reform; and your commitment to continue meeting with us.

Pursuant to this dialogue and receipt of the Labor/Management Partnership on Health Care Reform's letter to President Obama and your commitment to publish the health care reform principles on the company's web site, I am authorized to advise you that the Sisters of St. Francis of Philadelphia hereby withdraws the shareholder proposal, we had submitted for inclusion in the 2009 proxy statement.

As lead filer, I am authorized to withdraw the proposal for the following organizations:
Benedictine Sisters of Fort Smith – St. Scholastica Monastery
Benedictine Sisters of Mount St. Scholastica
Bon Secours Health System, Inc.
Friends Fiduciary Corporation
Miller/Howard Investments
Monasterio Pan de Vida
Sisters of Mercy Regional Community of Detroit Charitable Trust
Mercy Investment Program
Ursuline Sisters of Tildonk, U.S. Province
Catholic Health East
Domestic and Foreign Missionary Society of the Episcopal Church

We look forward to further discussion of these issues this year.

Respectfully Yours,

Tom McCaney
Associate Director, Corporate Social Responsibility
Sisters of St. Francis of Philadelphia

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 22, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. Supplement to Letter Dated December 29, 2008 Relating to Shareholder Proposals of (1) AFL-CIO Reserve Fund and (2) Sisters of St. Francis of Philadelphia and multiple co-sponsors

Ladies and Gentlemen:

I refer to my letter dated December 29, 2008, pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "AFL-CIO Proposal") submitted by the AFL-CIO Reserve Fund (the "AFL-CIO ") may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2009 annual meeting of shareholders (the "2009 proxy materials").

As indicated in the AFL-CIO's letter dated January 15, 2009, attached hereto as Exhibit A, the AFL-CIO has withdrawn the AFL-CIO Proposal, stating "we agree with you that Verizon has substantially implemented the Proposal." Accordingly, Verizon hereby withdraws it request for no action relief relating to the AFL-CIO Proposal.

In connection with the withdrawal of the AFL-CIO Proposal, Verizon is no longer of the view that the proposal submitted by the Sisters of St. Francis of Philadelphia and multiple co-sponsors (the "Sisters of St. Francis Proposal") may be omitted from its 2009 proxy materials pursuant to Rule 14a-8(i)(11). Accordingly, Verizon withdraws its request that the Staff concur with the exclusion of the Sisters of St. Francis Proposal on the basis of Rule 14a-8(i)(11). Verizon's request that the Staff concur with its view that the Sisters of St. Francis Proposal may be properly excluded from its 2009 proxy materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(7) remains pending.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Mr. Daniel Pedrotty
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth St. N.W.
Washington, D.C. 20006

Mr. Tom McCaney
Associate Director, Corporate Social Responsibilty
Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014

Sister Kathleen Coll, SSJ
Aministrator, Shareholder Advocacy
Catholic Health East
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073

Ms. Rose Marie Stallbaumer OSB
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 South 8th St.
Atchison,KS 66002

Ms. Rose Marie Stallbaumer OSB
Treasurer
Benedictine Sisters of Monasterio Pan de Vida, Torreon, Mexico
Apdo. Postal 105-3
Torreon, Coahuila, C.P. 27000
Mexico

Ms. Luan Steinhilber
Director of Social Research
Miller/Howard Investments Inc.
P.O. Box 549
324 Upper Byrdcliffe Rd.
Woodstock, NY 12498

Mr. Harry Van Buren
Staff Consultant, Social Responsibility in Investments Program
The Episcopal Church
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

Mr. Edward Gerardo
Director, Community and Social Investments
Bon Secours Health System, Inc.
1505 Marriottsville Road
Marriottsville, MD 21104

Ms. Valerie Heinonen, osu
Consultant, Corporate Social Responsibility
Mercy Investment Program
Sisters of Mercy Regional Community of Detroit Charitable Trust
Ursuline Sisters of Tildonk, U.S. Province
205 Avenue C, #10E
New York, NY 10009

Sister Cabrini Schmitz, President
St. Scholastic Monastery
1301 South Albert Pike
P.O. Box 3489
Fort Smith, AR 72913

Ms. Connie Brookes
Executive Director
Friends Fiduciary Corporation
1515 Cherry St.
Philadelphia, PA 19102

EXHIBIT "A"

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 15, 2009

Sent by UPS Next Day Air

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Sir/Madam:

We have reviewed the No-Action Letter Verizon submitted to the Securities and Exchange Commission regarding the AFL-CIO Reserve Fund's Proposal on Health Care Reform. We agree with you that Verizon has substantially implemented the Proposal. Therefore, I hereby withdraw the Health Care Reform Proposal.

If you have any questions, please contact Rob McGarrah at (202) 637-5335.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 29, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2009 Annual Meeting
Shareholder Proposals of (1) AFL-CIO Reserve Fund and (2) Sisters of St. Francis of Philadelphia and multiple co-sponsors

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 5, 2008, Verizon received a shareholder proposal and supporting statement (the "AFL-CIO Proposal") from the AFL-CIO Reserve Fund (the "AFL-CIO"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2009 annual meeting of shareholders (the "2009 proxy materials"). A copy of the AFL-CIO Proposal, including all correspondence submitted therewith, is attached as Exhibit A. On November 12, 2008, Verizon received a shareholder proposal and supporting statement (the "Sisters of St. Francis Proposal") from the Sisters of St. Francis of Philadelphia (the "Sisters of St. Francis"). A copy of the Sisters of St. Francis Proposal, including all correspondence submitted therewith, is attached as Exhibit B.[1] The AFL-CIO Proposal and the Sisters of St. Francis Proposal are sometimes referred to herein collectively as the "Proposals," and the AFL-CIO and the Sisters of St. Francis are sometimes referred to herein collectively as the "Proponents." For the reasons stated below, Verizon intends to omit the Proposals from its 2009 proxy materials.

[1] Subsequent to receiving the Sisters of St. Francis Proposal, Verizon received the identical proposal from the following shareholders who indicated in their cover letters their intent to be co-sponsors of the Sisters of St. Francis Proposal: Catholic Health East, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Pan de Vida, Torreon, Mexico, Miller/Howard Investments, Domestic and Foreign Missionary Society of the Episcopal Church, Bon Secours Health System, Mercy Investment Program, Sisters of Mercy Regional Community of Detroit Charitable Trust, Ursuline Sisters of Tildonk, U.S. Province, St. Scholastica Monastery and Friends Fiduciary. References to the Sisters of St. Francis and the Sisters of St. Francis Proposal also refer to these proposals.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to each of the Proponents (including the co-sponsors of the Sisters of St. Francis Proposal) as notice of Verizon's intent to omit the Proposals from Verizon's 2009 proxy materials.

I. Introduction.

The AFL-CIO Proposal states:

RESOLVED: Shareholders of Verizon Communications Inc. (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. *Health care coverage should be universal.*
2. *Health care coverage should be continuous.*
3. *Health care coverage should be affordable to individuals and families.*
4. *The health insurance strategy should be affordable and sustainable for society.*
5. *Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.*

The Sisters of St. Francis Proposal states:

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

Health care coverage should be universal.
Health care coverage should be continuous.
Health care coverage should be affordable to individuals and families.
The health insurance strategy should be affordable and sustainable for society.
Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Verizon believes that both the AFL-CIO Proposal and the Sisters of St. Francis Proposal may be properly omitted from its 2009 proxy materials under (1) Rule 14a-8(i)(10) because Verizon has already substantially implemented the request of the Proposal and (2) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations. In addition, Verizon believes that the AFL-CIO

Proposal may be properly omitted from its 2009 proxy materials under Rule 14a-8(f) because the AFL-CIO failed to provide documentary support that the AFL-CIO meets the eligibility requirements of Rule 14a-8. Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the AFL-CIO Proposal and the Sisters of St. Francis Proposal, each in its entirety, from its 2009 proxy materials.

If the Staff is unable to agree that the AFL-CIO Proposal may be excluded from Verizon's 2009 proxy materials under Rule 14a-8(i)(10), Rule 14a-8(i)(7) or Rule 14a-8(f), then Verizon believes that the Sisters of St. Francis Proposal may properly be excluded from its 2009 proxy materials under Rule 14a-8(i)(11) because it substantially duplicates a previously received proposal (the AFL-CIO Proposal) that would be included in its 2009 proxy materials. In that event, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Sisters of St. Francis Proposal in its entirety from its 2009 proxy materials.

II. Bases for Exclusion.

A. The AFL-CIO Proposal and the Sisters of St. Francis Proposal May be Excluded Under Rule 14a-8(i)(10) Because Verizon Has Substantially Implemented each Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. Verizon has recently endorsed principles for comprehensive healthcare reform similar to the principles suggested by the Proposals. In the fall of 2008 Verizon entered into an agreement with the Communications Workers of America and the International Brotherhood of Electrical Workers to form a "Labor and Management Partnership for Health Care Reform" (the "Agreement") a copy of which is attached as Exhibit C. Pursuant to the Agreement, the parties agreed to work together to achieve meaningful health care reform that meets the following goals:

Cover Everyone: Assure quality affordable health care with comprehensive benefits for all Americans.

Control Costs: Create a framework that allows insurance companies and the government to offer a choice of affordable public and private options, reduce bureaucracy, and promote prevention and cost-effective care.

Shared Responsibility: Spread financing through the system and assure that government, employers and individuals participate in paying their fair share;

Improve Quality: Promote preventive care, evidence-based care and safe staffing standards and expand use of Health Information Technology.

Under the Agreement Verizon is also obligated to make an annual contribution of $2.0 million for each of the next three years to support efforts to educate Verizon employees and the public about the health care crisis and options for solutions that meet these principles.

The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (March 29, 1999) (permitting exclusion of a proposal because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-pronged proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of a proposal after company took steps to implement three of four actions requested by the proposal).

Verizon believes that it has substantially implemented the Proposals because it has adopted principles for health care reform that address the underlying concern of the Proposals and stress objectives similar to those of the Institute of Medicine's principles as follows:

Institute of Medicine	Verizon
• Health care coverage should be universal	• Cover Everyone
• Health care coverage should be continuous	• Cover Everyone (principle includes notion of "comprehensive" benefits)
• Healthcare coverage should be affordable to individuals and families	• Control Costs
• The health insurance strategy should be affordable and sustainable for society	• Shared Responsibility

• Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable	• Improve Quality

The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of a shareholder proposal that satisfactorily address the underlying concern or essential objective of the proposal, the proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). For example, in *Johnson & Johnson* (February 19, 2008) the Staff found that a bylaw provision giving holders of at least 25% of the company's outstanding stock the ability to call a special meeting substantially implemented a proposal asking that holders of a "reasonable percentage" of stock have the ability to call a special meeting, even though the proposal explicitly stated that it favored 10% as a reasonable percentage. Likewise, in *Chevron Corp.* (February 19, 2008) and *Citigroup Inc.* (February 12, 2008), the Staff permitted the exclusion of a proposal asking the board to give holders of 10%-25% of outstanding common stock the power to call a special meeting and expressly favoring 10% as the threshold, where in each case the board determined that the best means to implement the proposal was by giving holders of 25% of the outstanding common stock the ability to call a special meeting. See also *Nordstrom Inc.* (February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers was substantially covered by existing company guidelines). To the same effect, see *The Gap, Inc.* (March 8, 1996).

In 1976 the Commission stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No.12598 (July 7, 1976). Verizon has already acted favorably upon the matter raised by the Proponents and adopted principles for health care reform. In light of the foregoing, Verizon believes that is has substantially implemented each of the Proposals within the meaning of Rule 14a-8(i)(10).

B. The AFL-CIO Proposal and the Sisters of St. Francis Proposal May be Exlcuded Under Rule 14a-8(i)(7) Because the Proposals Deal with a Matter Relating to Verizon's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Exchange Act Release No. 34-12999 (November 22, 1976). The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the Proposals may properly be excluded under Rule 14a-8(i)(7) because the subject matter of the Proposals – comprehensive health care reform – falls squarely within the scope of Verizon's day-to-day business operations.

1. *The Proposals Impermissibly Seek to Subject Basic Management Functions – the Design and Administration of Employee Benefits – to Shareholder Oversight.*

The Staff has routinely concluded that proposals dealing with matters relating to employee benefits are properly excludable in reliance on Rule 14a-8(i)(7). See, for example, *General Motors Corporation* (March 24, 2005) (permitting exclusion of a proposal to establish a board committee "to develop specific reforms for the health cost problem"); *Sprint Corporation* (January 28, 2004) (permitting exclusion of a proposal requesting a report on the impact on the recruitment and retention of employees due to changes to retiree healthcare and life insurance benefits); and *International Business Machines Corporation* (January 13, 2005) (permitting exclusion of a proposal requesting a board report on the competitive impact of rising health insurance costs). Although the Proposals are framed as the adoption of principles, as opposed to specific practices, any company-endorsed principles which implicate health care coverage will necessarily impact the decisions that Verizon makes with respect to the health care benefits it provides to its employees. This is demonstrated by the fact that Verizon and the unions that represent approximately 41% of Verizon's employees adopted a set of health care reform principles as part of their recent collective bargaining agreement.

Recently, in both *Wyeth* (February 25, 2008) and *CVS Caremark Corp.* (January 31, 2008), the Staff concurred that proposals substantially similar to the Proposals could be properly excluded because they related to the companies' ordinary business operations (i.e., employee benefits). However, in 2008, the Staff also denied exclusion of a number of proposals substantially similar to the Proposals on ordinary business grounds. *The Boeing Company* (February 5, 2008); *United Technologies Corporation* (January 31, 2008). Whereas in Boeing and United Technologies, the proposals solely sought the adoption of the health care reform principles, in *Wyeth* and *CVS Caremark*, the supporting statements submitted by the proponents contained an additional request for the boards of the companies to report on the implementation of the health care reform principles. The Staff's position with respect to these proposals is consistent with no action precedents where the applicability of Rule 14a-8(i)(7) depends largely on whether implementing the proposal would only have broad public policy impacts outside the company or would also deal with matters of the company's internal business operations, planning and strategy. For example, in *Microsoft Corporation* (September 29, 2006) the Staff permitted exclusion of a proposal relating to a significant policy issue (i.e., net neutrality), because it recognized that evaluating the impact of expanded government regulation of the internet was a matter of the company's internal business operations, planning and strategy.

While the Proponents have not asked the Verizon Board for a report, they have made clear that they believe that the adoption by Verizon of the principles set forth in the Proposal will mitigate the risks imposed by rising health care costs on employee productivity, health and morale, as well as shareholder value. The supporting statement for the AFL-CIO Proposal clearly frames the health care reform issue in terms of the risks it poses for Verizon, stating:

> "We believe that the 47 million Americans without health insurance results in higher costs, causing an adverse effect on shareholder value for our Company... Moreover, we feel that increasing health care costs further reduces shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale."

In a similar vein, the supporting statement for the Sisters of St. Francis Proposal states,

> " we shareholders believe that the 45.7 million Americans without health insurance results in higher costs for Verizon Communications...Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse effect on shareholder value."

As discussed above, implementing the Proposals would clearly involve matters central to Verizon's internal business operations, planning and strategy with respect to the provision of employee benefits. The design, maintenance and administration of health care coverage, and the effects of such health care coverage on "employee productivity, health and morale, are an integral part of a company's ordinary business operations. In its day-to-day administration of employee benefits, Verizon determines the coverage and applicable eligibility requirements for approximately 900,000 employees, retirees and family members. Decisions that could impact the nature of health care coverage provided to Verizon employees, retirees and family members are ordinary business decisions to be made by management and the Board of Directors.

2. *The Proposals Inappropriately Seek to Engage Verizon in Political Discourse Implicating Verizon's Ordinary Business Operations.*

The Staff consistently has permitted a proposal to be excluded under Rule 14a-8(i)(7) where the proposal appeared to be directed at engaging the company in a political or legislative process relating to an aspect of its business operations. See, for example, *International Business Machines Corporation* (December 17, 2008) where the Staff permitted exclusion of a proposal requesting a report on healthcare benefits, noting that the proposal "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." See also *Microsoft Corporation* (September 29, 2006) (permitting exclusion of a proposal seeking a report on the company's rationale for supporting certain public policy measures concerning regulation of the internet); *Verizon Communications Inc.* (January 31, 2006) (permitting exclusion of a proposal seeking a report on the impact of flat tax); *Pacific Enterprises* (February 12, 1996) (permitting exclusion of a proposal that a utility dedicate its resources to ending state utility deregulation); *Pepsico, Inc.* (March 7, 1991) (permitting exclusion of a proposal calling for an evaluation of the impact on the company of various federal healthcare proposals); *Dole Food Company* (February 10, 1992) (same); and *GTE Corporation* (February 10, 1992) (same).

Here, the Proponents clearly want to utilize the resources of Verizon and the platform of its proxy statement to involve Verizon in the ongoing legislative debate about health care reform. With approximately 230,000 employees, Verizon is a significant health care consumer. Verizon spends approximately $4 billion annually for health care coverage for more than 900,000 employees, retirees and family members. As a result, taking positions on issues such as health care reform is part of, and affects, Verizon's ordinary business operations. In this connection, Verizon has been actively engaged in the civic dialogue surrounding health care reform. Ivan Seidenberg, Verizon's Chairman and Chief Executive Officer, serves as the Chair of the Business Roundtable's Consumer Health and Retirement Initiative. Representing the Business Roundtable and Verizon, Mr. Seidenberg has recently testified on health care reform before the Senate Finance Committee. In September 2008, he also delivered a key speech at the America's Health Care at Risk Forum, an unprecedented, bi-partisan dialogue that brought together many of America's most influential voices on health care – elected officials, business and labor leaders, journalists, policy analysts – for an election-year discussion. The Proposals inappropriately seek to intervene in Verizon's routine management of this basic area of its business in order to advance a specific political or legislative objective.

For all of the foregoing reasons, Verizon believes that the Proposals may be omitted from its 2009 proxy materials because they deal with matters relating to Verizon's ordinary business operations.

C. The AFL-CIO Proposal May be Excluded Under Rule 14a-8(f) Because the AFL-CIO Failed to Supply Documentary Support that It Meets the Eligibility Requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

Verizon received the AFL-CIO Proposal and accompanying correspondence via facsimile on November 5, 2008. After determining that the AFL-CIO was not a shareholder of record, on November 10, 2008, Verizon sent a letter to the AFL-CIO by Federal Express (the "Notification Letter") requesting a written statement from the record owner of the AFL-CIO's shares verifying that the AFL-CIO beneficially owned the requisite number of shares of Verizon common stock for at least one year prior to November 5, 2008, the date of its submission. The Notification Letter also advised the AFL-CIO that such written statement must be submitted to Verizon within 14 days of receipt of its receipt of the Notification Letter. As suggested in Section G.3 of Division of Corporation Finance Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14") relating to eligibility and procedural issues, the Notification Letter included a copy of Rule 14a-8. A copy of the Notification Letter is attached as Exhibit D.

On November 12, 2008, Verizon received a letter dated November 10, 2008, from AmalgaTrust (the "AmalgaTrust Letter") which verifies the AFL-CIO's beneficial ownership of 1600 shares and states, "The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above" (November 10, 2008). A copy of the AmalgaTrust Letter is attached as Exhibit E.

Although the AmalgaTrust Letter was timely sent to Verizon, it fails to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the AFL-CIO was required to submit a written statement from the record holder of its shares, verifying its *continuous* ownership of at least $2,000 of Verizon shares from November 5, 2007 through November 5, 2008. In the AmalgaTrust Letter, AmalgaTrust does not make any such statement. Instead, as noted above, AmalgaTrust merely indicates (1) how many shares the AFL-CIO owned on November 10, 2008 (five days after the date of the submission) and (2) that the AFL-CIO has held the shares continuously for "over one year." These two statements, taken together, represent that the AFL-CIO held the shares on November 10, 2008 and from November 10, 2007 to November 10, 2008, but do not verify *continuous* ownership of at least $2,000 of Verizon stock from November 5, 2007 through November 5, 2008.

In Section C.1.c. (2) of SLB No. 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal. [emphasis in original]

A monthly, quarterly or other periodic investment statement is insufficient evidence because it only verifies ownership of securities at the beginning and end of the statement period, but does not verify continuous ownership of the securities during the statement period or during any period. The defect in the AmalgaTrust Letter is analogous to the defect inherent in an account statement. The AmalgaTrust Letter confirms that the AFL-CIO owned the requisite number of Verizon shares on, and for over one year prior to, a date five days after the date of the submission, but does not specifically verify that the AFL-CIO continuously owned the requisite number of shares for the period of one year prior to the date of the submission.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *General Motors Corporation* (April 5, 2007) (account summary insufficient verification of continuous ownership); *Yahoo! Inc.* (March 29, 2007) (broker's letter did not specifically verify continuous ownership); *The Home Depot, Inc.* (February 5, 2007) (broker's letter verifying ownership "for the past year" was insufficient to provide proof of ownership for requisite period); *General Electric Company* (January 16, 2007) (brokerage statement insufficient); and *International Business Machines Corporation* (November 16, 2006) (broker's letter dated before date of submission did not verify continuous ownership for requisite period).

After determining that the AmalgaTrust Letter does not provide the sufficient documentary evidence that AFL-CIO satisfies the eligibility requirements of Rule 14a-

8(b), Verizon sent a second letter, dated November 13, 2008, to the AFL-CIO via Federal Express (the "Deficiency Notice"). The Deficiency Notice stated that the AmalgaTrust Letter failed to establish the AFL-CIO's continuous ownership of the requisite number of shares for the one-year period prior to the date of the submission and requested that the AFL-CIO provide a written statement from the record owner verifying such continuous ownership. The Deficiency Notice indicated that such written statement must be submitted within 14 days of the AFL-CIO's receipt of the letter. A copy of the Deficiency Notice, together with the Federal Express shipping label and delivery confirmation, is attached as Exhibit F. Verizon did not receive any correspondence in response to the Deficiency Notice.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. See *H.J. Heinz Company* (May 23, 2006); *American International Group* (March 15, 2006); *The Allstate Corporation* (February 5, 2001); *Union Pacific Corporation* (December 13, 1999); *Harrah's Entertainment, Inc.* (November 10, 1999); *The Walt Disney Company* (October 29, 1999); and *Espey Mfg. & Electronics Corp.* (October 18, 1999).

Verizon believes that the AFL-CIO Proposal may be properly omitted from its 2009 proxy materials under Rule 14a-8(f) because the AFL-CIO failed to provide documentary support of eligibility within 14 days of receipt of Verizon's written request. While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second or third notification if the response to the first notification was deficient. Any further verification the AFL-CIO might now submit would be untimely under the Commission's rules. Therefore, Verizon believes that the AFL-CIO Proposal is excludable pursuant to Rule 14a-8(f) because the AFL-CIO failed to remedy the eligibility deficiency on a timely basis after notification by Verizon. Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the AFL-CIO Proposal in its entirety from its 2009 proxy materials.

D. The Sisters of St. Francis Proposal May be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates the AFL-CIO Proposal.

Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In considering whether proposals are substantially duplicative, the Staff has consistently taken the position that proposals do not have to be identical in scope to be excluded under Rule 14a-8(i)(11). Rather, the Staff has considered whether the principal thrust or focus of the proposals is the same. If so, the Staff has permitted the omission of proposals that differ somewhat as to terms and scope. See *USG Corp* (January 11, 2000) (proposal requesting that the board of directors redeem the outstanding rights under its shareholder rights agreement and not institute any other form of "poison pill" substantially duplicative of a previously submitted proposal which would require the company to redeem or cancel its existing shareholder rights agreement and prohibit any new such rights agreement from becoming effective without shareholder approval); *UAL Corporation* (March 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicative of a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results); *Pinnacle West Capital Corporation* (March 16, 1993) (proposal to tie any bonuses to the amount of dividends paid to shareholders substantially duplicative of a proposal to terminate all bonuses until a dividend of a least $ 1.00 per share is paid); and *Masco Corporation* (March 27, 1992) (proposal requesting that the board amend the bylaws to provide that the board consist of a majority of independent directors substantially duplicative of an earlier proposal which by its terms provided for the adoption of a bylaw that would require a majority of the directors nominated by the board to be independent).

The resolution contained in the Sisters of St. Francis Proposal is virtually identical to that contained in the AFL-CIO Proposal, which was received by Verizon seven days prior to the Sisters of St. Francis Proposal. The only differences between the resolutions are non-substantive grammatical differences. Although the supporting statements presented by the Proposals are not exactly the same, they have a similar thrust and focus. Accordingly, if the Staff concludes that the AFL-CIO Proposal cannot be excluded from Verizon's 2009 proxy materials under any of the bases set forth in this request and Verizon includes it in its 2009 proxy materials, then Verizon believes that the Sisters of St. Francis Proposal may be excluded as substantially duplicative of the AFL-CIO Proposal.

III. Conclusion.

Verizon believes that the AFL-CIO Proposal and the Sisters of St. Francis Proposal may be properly excluded from its 2009 proxy materials under (1) Rule 14a-8(i)(10), because Verizon has already adopted the Agreement that "substantially implements" the Proposals and (2) under Rule 14a-8(i)(7) because the Proposals deal with a matter relating to Verizon's ordinary business operations. Verizon also believes that the AFL-CIO Proposal may be properly excluded under Rule 14a-8(f). Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Verizon if Verizon omits each of the Proposals in its entirety from Verizon's 2009 proxy materials.

If the Staff does not agree that the AFL-CIO Proposal may be excluded under Rule 14a-8(i)(10), Rule 14a-8(i)(7) or Rule 14a-8(f) or that the Sisters of St. Francis

Proposal may be excluded under Rule 14a-8(i)(10) or Rule 14a-8(i)(7), then Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Sisters of St. Francis Proposal from its 2009 proxy materials pursuant to Rule 14a-8(i)(11), because it substantially duplicates the AFL-CIO Proposal, which would be included in the 2009 proxy materials.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Mr. Daniel Pedrotty
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth St. N.W.
Washington, D.C. 20006

Mr. Tom McCaney
Associate Director, Corporate Social Responsibilty
Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014

Sister Kathleen Coll, SSJ
Aministrator, Shareholder Advocacy
Catholic Health East
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073

Ms. Rose Marie Stallbaumer OSB
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 South 8th St.
Atchison,KS 66002

Ms. Rose Marie Stallbaumer OSB
Treasurer
Benedictine Sisters of Monasterio Pan de Vida, Torreon, Mexico
Apdo. Postal 105-3
Torreon, Coahuila, C.P. 27000
Mexico

Ms. Luan Steinhilber
Director of Social Research
Miller/Howard Investments Inc.
P.O. Box 549
324 Upper Byrdcliffe Rd.
Woodstock, NY 12498

Mr. Harry Van Buren
Staff Consultant, Social Responsibility in Investments Program
The Episcopal Church
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

Mr. Edward Gerardo
Director, Community and Social Investments
Bon Secours Health System, Inc.
1505 Marriottsville Road
Marriottsville, MD 21104

Ms. Valerie Heinonen, osu
Consultant, Corporate Social Responsibility
Mercy Investment Program
Sisters of Mercy Regional Community of Detroit Charitable Trust
Ursuline Sisters of Tildonk, U.S. Province
205 Avenue C, #10E
New York, NY 10009

Sister Cabrini Schmitz, President
St. Scholastic Monastery
1301 South Albert Pike
P.O. Box 3489
Fort Smith, AR 72913

Ms. Connie Brookes
Executive Director
Friends Fiduciary Corporation
1515 Cherry St.
Philadelphia, PA 19102

EXHIBIT "A"

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 5, 2008

Sent by FAX and UPS Next Day Air

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Sir/Madam:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Verizon Communications Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,800 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

D.F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

EXHIBIT "B"

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 10, 2008

Verizon Communications, Inc.
Attn: Assistant Corporate Secretary
140 West Street, 29th Floor
New York, NY 10007

Dear Sir/Madam:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Verizon Communications for many years. As responsible shareholders, we seek to achieve social as well as financial returns on our portfolio.

Access to health care is a vitally important domestic policy issue concerning American citizens. We believe that Verizon is one of the world's leading communication companies. You are in a unique position to be an influential advocate for universal health care and we ask that you publicly adopt the Institute of Medicine's Health Care Reform Principles.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder resolution, "Health Care Reform Principles". I submit it for inclusion in the 2009 proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual stockholders meeting to move the resolution as required by SEC rules. We hope that the company will meet with the proponents of this resolution. Please note that the contact person for this resolution will be: Tom McCaney, Associate Director, Corporate Social Responsibility. Contact information: tmccaney@osfphila.org or 610-558-7764.

As verification that we are beneficial owners of common stock in Verizon, I enclose a letter from Northern Trust Company, our portfolio custodian/Record holder, attesting to the fact. It is our intention to keep these shares in our portfolio beyond the date of the 2009 annual meeting.

Respectfully Yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

HEALTH CARE REFORM PRINCIPLES
Verizon Communications, Inc.

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

Health care coverage should be universal.
Health care coverage should be continuous.
Health care coverage should be affordable to individuals and families.
The health insurance strategy should be affordable and sustainable for society.
Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently, polls show that access to affordable, comprehensive health care insurance is one of the most significant social policy issues in America (NBC News/*Wall Street Journal*, USA Today/Gallup and *The New York Times*/CBS News).

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing over 150 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation. Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 45.7 million Americans without health insurance results in higher costs for **Verizon Communications** and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse effect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

CWA, IBEW and Verizon Support National Health Care Reform

For decades CWA, IBEW, Verizon and its predecessors have negotiated quality health care plans for our members, our employees and our retirees. We have committed to this effort as a matter of social responsibility and because it makes good business sense.

American businesses that provide adequate health benefits are at a significant disadvantage, competing in the global marketplace with companies that operate in countries where employers do not directly bear this cost and domestically with employers that provide little or no coverage. Indeed, those employers who provide benefits are actually subsidizing the care of workers whose employers do not. Twenty-one million U.S. workers get their health coverage from an employer other than their own, while many industrialized nations provide significant public financing of health care for their citizens.

The time for talking about this crisis is past. CWA, IBEW and Verizon have come together in the belief that our nation must exert the political will to enact comprehensive health care reform nationwide, rather than state by state, and we must do it soon. It is time to mobilize America behind a concrete plan to enact legislation that will ensure quality health care for all. We are committed to leading the effort to that end. We will work together to achieve meaningful health care reform that meets the following goals:

Cover Everyone: Assure quality affordable health care with comprehensive benefits for all Americans.

Control Costs: Create a framework that allows insurance companies and the government to offer a choice of affordable public and private options, reduce bureaucracy, and promote prevention and cost-effective care.

Shared Responsibility: Spread financing through the system and assure that government, employers and individuals participate in paying their fair share.

Improve Quality: Promote preventive care, evidence-based care and safe staffing standards and expand use of Health Information Technology.

CWA, IBEW and Verizon agree to form a Labor and Management Partnership for Health Care Reform in order to support efforts to educate Verizon employees and the public about the health care crisis and options for solutions that meet our principles. The company agrees to make an annual contribution of $2.0 million for each of the next three years to support that effort, unless federal legislation largely achieving the objectives is signed into law before then.

The purpose of the Partnership will be to conduct research and analysis of the current health care delivery system, including the financing of the employment-based group health insurance system that covers 160 million Americans, and to develop and support health care reform proposals that will meet our shared principles.

Among the tasks that the Partnership will undertake are:

- Research and analyze the means and mechanisms to:
- Effectively control health care costs in the broader economy
- Assess alternative approaches to providing health care for pre-65 workers and retirees.
- Educate and publicize about health care issues and solutions.
- Participate in other coalitions which share our views.
- Mobilize political support for our position.

The first meeting of the Partnership will take place one month after the ratification of the collective bargaining agreement. The partnership shall be established under the authority of Sec (6b) of the Labor-Management Cooperation Act of 1978, 29 U.S.C. Sec. 175a and Sec. 302(c)(9) of the Labor-Management Relations Act, 29 U.S.C. Sec. 186(c)(9).

The Governing Board will consist of six members - three appointed by CWA and IBEW combined and three appointed by Verizon. The annual budget, work plan, coalition participation and public policy positions must be approved by a majority of the Board. Expenditures must be approved by the Board and any funds contributed by Verizon and not expended are to be returned to Verizon when the project ends.

EXHIBIT "D"

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2067
mary.l.weber@verizon.com

November 10, 2008

Via Federal Express

Daniel F. Pedrotty
Director, Office of Investment
AFL-CIO
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Pedrotty:

I am writing to acknowledge receipt of the shareholder proposal dated November 5, 2008 submitted by the AFL-CIO Reserve Fund for inclusion in Verizon Communications Inc.'s proxy statement for the 2009 annual meeting of shareholders. Under the Securities and Exchange Commission's (SEC) proxy rules, in order to be eligible to submit a proposal for the 2009 annual meeting, the proponent must have continuously held at least $2,000 in market value, or 1%, of Verizon's common stock for at least one year prior to the date that the proponent submits the proposal. In addition, the proponent must continue to hold at least this amount of the stock through the date of the annual meeting. The proposal, including any accompanying supporting statement, may not exceed 500 words. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

Our records indicate that the proponent is not a registered holder of Verizon common stock. Please provide a written statement from the record holder of the proponent's securities verifying that the proponent has beneficially held the requisite number of shares of Verizon common stock continuously for at least one year prior to the date of the submission and continues to hold such shares. The SEC rules require that the proponent submit this documentation to us no later than 14 days from the date of receipt of this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2009 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,

Mary Louise Weber

Mary Louise Weber

Enclosures

cc: Marianne Drost

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

EXHIBIT "E"

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST

November 10, 2008

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Re: Verizon Comunications Inc.

Dear Sir/Madam:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 1,800 shares of common stock (the "Shares") of Verizon Communications Inc., beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account OMB Memorandum M-07-16 The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

EXHIBIT "F"

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2067
mary.l.weber@verizon.com

November 13, 2008

Via Federal Express

Daniel F. Pedrotty
Director, Office of Investment
AFL-CIO
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Pedrotty:

I am writing to acknowledge receipt of the letter dated November 10, 2008 from AmalgaTrust regarding the AFL-CIO Reserve Fund's ownership of Verizon Communications Inc.'s common stock. The AmalgaTrust letter fails to establish continuous ownership of the requisite number of shares for the one-year period prior to the date of the submission.

In accordance with Rule 14a-8(f), I request that you furnish, within 14 calendar days of your receipt of this letter, a written statement from the record holder of the proponent's securities verifying that the proponent has continuously held at least $2,000 in market value, or 1%, of Verizon's common stock for at least one year prior to the date of the submission of the proposal. Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2009 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,

Mary Louise Weber

cc: Marianne Drost

END